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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. )(1)
Lark Technologies, Inc. (Name of Issuer)
Common Stock, par value $.001 per share (Title of Class of Securities)
517238200 (CUSIP Number)

Kevin Rakin
President and Chief Executive Officer
Genaissance Pharmaceuticals, Inc.
Five Science Park, New Haven, Connecticut 06511
(203) 773-1450
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 18, 2003 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.            517238200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Genaissance Pharmaceuticals, Inc. 06-1338846

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares		7.	Sole Voting Power 962,176
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 962,176

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,176

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

13.	Percent of Class Represented by Amount in Row (11) 26.1%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security of the Issuer.

        The class of equity securities to which this statement relates is the common stock of Lark Technologies, Inc., a Delaware Corporation ("Lark Technologies" or "Issuer"). The principal office of Lark Technologies is located at 9441 W. Sam Houston Pkwy. South, Houston, Texas 77099.

ITEM 2. Identity and Background.

        This statement is being filed by Genaissance Pharmaceuticals, Inc., a Delaware corporation ("Genaissance"). Genaissance's principal business is creating personalized medicines through the integration of pharmacogenomics into drug development and marketing. The address of Genaissance's principal office is Five Science Park, New Haven, Connecticut 06511.

        Attached hereto as Schedule A is a list of the directors and executive officers Genaissance and the following information with respect to each such director and executive officer:

  (a)
  name;

  (b)
  business address;

  (c)
  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

  (d)
  country of citizenship.

Schedule A also contains the name, place of organization, principal business and address of principal offices with respect to certain stockholders of Genaissance who may be deemed to be a controlling person of Genaissance.

        During the last five years, neither Genaissance nor, to the knowledge of Genaissance, any party named in Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Genaissance nor, to the knowledge of Genaissance, any party named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

        Pursuant to an Agreement and Plan of Merger, including all exhibits and schedules thereto, dated as of December 18, 2003 (the "Merger Agreement"), among Genaissance, Brown Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Genaissance ("Merger Sub"), and Lark Technologies and, subject to the conditions set forth therein (including approval by stockholders of Lark Technologies and stockholders of Genaissance), Merger Sub will merge with and into Lark Technologies and Lark Technologies will become a wholly owned subsidiary of Genaissance (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Lark Technologies with Lark Technologies remaining as the surviving corporation (the "Surviving Corporation").

        As a result of the Merger, each outstanding share of Lark Technologies common stock will be converted into the right to receive 1.81 shares (the "Exchange Ratio") of Genaissance common stock. In addition, upon consummation of the Merger, all outstanding Lark Technologies options to purchase Lark Technologies common stock will be treated as provided for in the Merger Agreement.

        The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement that was filed as an exhibit to Genaissance's Current Report on Form 8-K, filed December 22, 2003, and is incorporated herein in its entirety by this reference.

ITEM 4. Purpose of Transactions.

        The purpose of the acquisition of securities of Lark Technologies is to enhance Genaissance's competitive position in the genotyping and sequencing markets.

(a)–(b)	As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into Lark Technologies in a statutory merger pursuant to the Delaware General Corporation Law statute. Upon consummation of the Merger, the separate existence of Merger Sub will cease and Lark Technologies will continue as the Surviving Corporation as a wholly owned subsidiary of Genaissance. Holders of outstanding Lark Technologies common stock will receive, in exchange for each share of Lark Technologies common stock held by them, 1.81 shares of Genaissance common stock. In addition, Lark Technologies options outstanding as of the closing date of the Merger will be treated as provided for in the Merger Agreement.

        As a condition to Genaissance entering into the Merger Agreement, each of the individuals set forth on Schedule B, each a stockholder of Lark Technologies (collectively, the "Stockholders"), entered into a stockholder agreement (the "Stockholder Agreement"), dated as of December 18, 2003, with Genaissance. Each Stockholder has agreed to vote his or its shares, as the case may be, of Lark Technologies common stock, and any and all options, warrants and other rights to acquire shares of Lark Technologies common stock, (a) in favor of adoption of the Merger Agreement and approval of the Merger, and (b) against any other alternative transaction. Each Stockholder's obligation to vote in this manner applies whether or not the Lark Technologies board of directors continues to recommend the Merger to Lark Technologies stockholders. The Stockholders have the right, as of December 18, 2003, to vote a total of 962,176 shares of Lark Technologies common stock, or approximately 26.1% of the outstanding shares of Lark Technologies common stock as of such date. Each Stockholder has also granted the directors on the Genaissance board of directors an irrevocable proxy to vote the shares of Lark Technologies common stock owned by such Stockholder, including additional shares of Lark Technologies common stock subsequently acquired, as described above. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

        In exercising its right to vote the shares of Lark Technologies common stock as lawful attorney and proxy of the Stockholders, Genaissance (or any nominee of Genaissance) will be limited, at every Lark Technologies stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement and against any alternative transaction. The Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective and (ii) the date of termination of the Merger Agreement, each in accordance with the terms and provisions of the Merger Agreement.

        As a condition to Genaissance entering into the Merger Agreement, each of the Stockholders entered into a lock-up agreement (the "Lock-Up Agreement"), dated as of December 18, 2003, with Genaissance in which each has agreed, among other things, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Lark Technologies common stock or any options or warrants to purchase any shares of Lark Technologies common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of Lark Technologies common stock. The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the copy of the Lock-Up Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by this reference.

(c)	Not applicable.
(d)	It is anticipated that, upon consummation of the Merger, the directors of Merger Sub immediately prior to the Merger shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.
(e)	Other than as a result of the Merger described in Item 3 above, not applicable.
(f)	Not applicable.
(g)	Upon consummation of the Merger, the Certificate of Incorporation of Lark Technologies as in effect immediately prior to the Merger shall be amended so that Article FOURTH of such Certificate of Incorporation reads in its entirety as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of common stock, $.001 par value per share," and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation, until further amended in accordance with the Delaware General Corporation Law statute. The By-laws of the Merger Sub as in effect immediately prior to the Merger shall be amended to change all references to the name of the Merger Sub to refer to the name of the Surviving Corporation, and, as so amended, such By-laws shall be the By-laws of the Surviving Corporation, until further amended in accordance with the Delaware General Corporation Law statute.
(h)–(i)	If the Merger is consummated as planned, the Lark Technologies common stock will be delisted from the Over-the-Counter Bulletin Board and deregistered under the Exchange Act.
(j)	Other than as described above, Genaissance currently has no plans or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although Genaissance reserves the right to develop such plans).

ITEM 5. Interest in Securities of the Issuer.

(a)–(b)	As a result of the Stockholder Agreement, Genaissance may be deemed to be the beneficial owner of 962,176 shares of Lark Technologies common stock. Such Lark Technologies common stock constitutes approximately 26.1% of the issued and outstanding shares of Lark Technologies common stock as of December 18, 2003. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Stockholders with whom the power to vote is shared.
(c)–(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the Merger Agreement, the Stockholder Agreement and the Lock-Up Agreement, to the best knowledge of Genaissance, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Lark Technologies, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

        The following documents are filed as Exhibits to this schedule and incorporated by reference herein.

Exhibit No.	Description
1
Form of Stockholder Agreement, dated as of December 18, 2003, by and among Genaissance and each of George W. Britton, David A. Lawson, D.C. Lawson Trust, David A. Lawson, Trustee, S.R. Lawson Trust, David A. Lawson, Trustee, E. J. Pederson, Peter Boatright, Boatright Family LLC, Peter Boatright, Managing Member, and Heiman Irrevocable Trust, Peter Boatright, Trustee.
2
Form of Lock-up Agreement, dated as of December 18, 2003, by and among Genaissance and each of George W. Britton, David A. Lawson, D.C. Lawson Trust, David A. Lawson, Trustee, S.R. Lawson Trust, David A. Lawson, Trustee, E. J. Pederson, Peter Boatright, Boatright Family LLC, Peter Boatright, Managing Member, and Heiman Irrevocable Trust, Peter Boatright, Trustee.
3
Agreement and Plan of Merger, dated as of December 18, 2003, by and among Genaissance, Merger Sub and Lark Technologies, filed as an exhibit to Genaissance's Current Report on Form 8-K, filed December 22, 2003, and is incorporated by reference herein.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2003
GENAISSANCE PHARMACEUTICALS, INC.
By:	/s/ BEN D. KAPLAN Ben D. Kaplan Senior Vice President and Chief Financial Officer

SCHEDULE A

Genaissance Pharmaceuticals, Inc.

        The name, present principal occupation or employment and country of citizenship of each director and executive officer of Genaissance is set forth below. In addition, the name, place of organization, principal business, and address of the principal office of certain stockholders of Genaissance who may be deemed to be a controlling person of Genaissance is set forth below.

Directors

Name/Present Principal Occupation or Employment	Business Address	Country of Citizenship
Karen Dawes Principal, Knowledgeable Decisions, LLC	Knowledgeable Decisions, LLC 138 VintageIsle Lane Palm Beach Gardens, FL 33418	U.S.
Jürgen Drews, M.D. Managing Partner, Bear Stearns Health Innoventures LLC	Health Innoventures LLC 383 Madison Avenue 28th Floor New York, NY 10179	Germany
Joseph Klein III Managing Director Gauss Capital Advisors, LLC	Gauss Capital Advisors, LLC 1724 Hillside Road Suite 399 P.O. Box 399 Stevenson, MD 21153	U.S.
Harry H. Penner, Jr. BioScience Advisor to the Governor of the State of Connecticut	State of Connecticut Department of Economic and Community Development 505 Hudson Street Hartford, CT 06106-7107	U.S.
Kevin Rakin President and Chief Executive Officer	Genaissance Pharmaceuticals, Inc. Five Science Park New Haven, CT 06511	U.S.
Seth Rudnick, M.D. General Partner, Canaan Partners	Canaan Partners 105 Rowayton Ave. Rowayton, CT 06853	U.S.
Christopher Wright Director, Merifin Capital	Merifin Capital Group 75 Wall Street #35 New York, NY 10005	U.K.

Executive Officers Who Are Not Directors

Name/Present Principal Occupation or Employment	Business Address
Richard S. Judson, Ph.D. Senior Vice President of Medical Affairs and Informatics and Chief Scientific Officer	Genaissance Pharmaceuticals, Inc. Five Science Park New Haven, CT 06511
Ben D. Kaplan Senior Vice President, Chief Financial Officer and Secretary	Genaissance Pharmaceuticals, Inc. Five Science Park New Haven, CT 06511
Gerald F. Vovis, Ph.D. Executive Vice President and Chief Technology Officer	Genaissance Pharmaceuticals, Inc. Five Science Park New Haven, CT 06511

Controlling Persons

Name/Present Principal Occupation or Employment	Business Address
RAM Trading, Ltd.	c/o Ritchie Capital Management, LLC 2100 Enterprise Avenue Geneva, IL 60134
International BM Biomedicine Holdings AG	Nauenstrasse 41 P.O. Box 4002 Basel, Switzerland
Connecticut Innovations, Incorporated	999 West Street Rocky Hill, CT 06067

SCHEDULE B

Stockholder	Number of Shares of Common Stock Owned
George W. Britton	324,105
David A. Lawson	137,544
D.C. Lawson Trust, David A. Lawson, Trustee	100,517
S.R. Lawson Trust, David A. Lawson, Trustee	100,517
E. J. Pederson	105,000
Peter Boatright	101,065
Boatright Family LLC, Peter Boatright, Managing Member	77,208
Heiman Irrevocable Trust, Peter Boatright, Trustee	16,220

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  ITEM 1. Security of the Issuer.
  ITEM 2. Identity and Background.
  ITEM 3. Source and Amount of Funds or Other Consideration.
  ITEM 4. Purpose of Transactions.
  ITEM 5. Interest in Securities of the Issuer.
  ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  ITEM 7. Material to be Filed as Exhibits.
SIGNATURE
SCHEDULE A
SCHEDULE B